Filed by Seneca Biopharma, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as

amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Seneca Biopharma, Inc.

(Commission File No. 001-33672)

Leading BioSciences Announces FDA Fast Track Designation Granted to LB1148 for the Treatment of Postoperative Gastrointestinal Dysfunction Associated with Pediatric Cardiovascular Surgery

LBS expects to initiate a pivotal trial in 2021

CARLSBAD, Calif., January 13, 2021 – Leading BioSciences, Inc. (“LBS”), a privately held company that recently entered into a definitive agreement for a reverse merger with Seneca Biopharma, Inc. (Nasdaq: SNCA) to form Palisade Bio, Inc., announced that the U.S. Food and Drug Administration (FDA) has granted Fast Track Designation to LB1148 for the treatment of postoperative gastrointestinal (GI) dysfunction associated with pediatric heart surgery.

“Even with high success rates of neonatal heart surgery, longer-term outcomes in pediatric patients are, to a great extent, dependent upon the speed of postoperative recovery of GI function,” said Dr. Michael Dawson, Chief Medical Officer of Leading BioSciences. “By awarding Fast Track Designation to LB1148 for the treatment of pediatric patients undergoing open-heart surgery, the FDA has recognized LB1148’s potential to accelerate return of bowel function and reduce the risk of serious and life-threatening complications associated with corrective surgeries for these patients, a condition for which no therapy currently exists. This is an important acknowledgement and will improve the frequency of our dialogue with the agency as we initiate our pivotal study.”

The FDA Fast Track program is intended to facilitate the development and expedite the review of drugs to treat serious conditions and fill an unmet medical need. With Fast Track designation LBS is eligible for greater access to the FDA for the purpose of expediting clinical development and creates eligibility for accelerated approval and priority review of LB1148.

Previously, LBS announced positive topline data from a Phase 2, randomized, double-blind, placebo-controlled, study that enrolled 120 adult open-heart surgery patients. This trial evaluated return of bowel function in adult patients undergoing open-heart surgery with cardiopulmonary bypass. The LB1148-treated group demonstrated a statistically significant improvement of approximately 30% in the median time to return of normal bowel function as compared to the placebo treatment group (p<0.001). Generally, treatment with LB1148 was well tolerated. Adverse events were similar between the treatment groups and not unexpected for the subject population.

In addition to adult open-heart surgery patients, there is a tremendous unmet need for improving GI recovery in neonates undergoing heart surgery. By accelerating a return of GI function and full feeding following surgery, LB1148 may minimize the risk of developmental delays and other serious complications. LBS is planning to initiate a randomized, double-blind, placebo-controlled, multicenter Phase 3 clinical trial of LB1148 in neonatal patients undergoing elective on-pump open-heart surgery to correct congenital heart defects in 2021.

Tom Hallam, Ph.D., Chief Executive Officer of Leading BioSciences added, “There are currently no therapies available to treat GI dysfunction in pediatric patients undergoing open-heart surgery. We are thrilled that the FDA granted Fast Track designation to LB1148 for this indication. We believe this recognizes LB1148’s potential to demonstrate meaningful improvements in bowel recovery that are commensurate with the improvements demonstrated in our Phase 2 study in adult heart surgery patients.”

About LB1148

LB1148 is an oral formulation of a broad-spectrum serine protease inhibitor designed to neutralize the activity of potent digestive proteases released from the gut during surgery. Evidence suggests that the release of digestive proteases contributes to the temporary loss of normal gastrointestinal function and formation of postoperative adhesions. By inhibiting the activity of these digestive proteases, LB1148 has the potential to prevent damage to GI tissues, accelerate the time to return of normal GI function, and shorten the duration of costly post-surgery hospital stays.

About Leading BioSciences, Inc.
Leading BioSciences is developing novel therapeutics designed to improve human health through therapeutic protection of the gastrointestinal mucosal barrier. LBS’ initial focus is combatting the interruption of GI function (ileus) following major surgery in order to reduce recovery times and shorten the duration of patient hospital stays. Additionally, LBS believes that its investigational therapies have the potential to prevent the formation of postoperative adhesions (reducing hospital re-admissions and additional surgeries), as well as to address the myriad health conditions and complications associated with chronic disruption of the gastrointestinal mucosal barrier. As of December 2020, Leading BioSciences has entered into a definitive agreement with Seneca Biopharma, Inc. under which a wholly owned subsidiary of Seneca will merge with Leading BioSciences in an all-stock transaction. The combined company is expected to operate under the name Palisade Bio, Inc. (Nasdaq: PALI), upon completion of the merger.

No Offer or Solicitation:
This communication will not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Will be Filed with the SEC
In connection with the proposed transactions between LBS and Seneca, Seneca filed a registration statement on Form S-4 that contained a proxy statement and prospectus with the Securities Exchange Commission (“SEC”) on December 23, 2020, but the registration statement has not yet become effective. This communication is not a substitute for the registration statement or the proxy statement or any other documents that Seneca may file with the SEC or send to its stockholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING DECISION, SENECA URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SENECA, THE PROPOSED TRANSACTION AND RELATED MATTERS.

You may obtain free copies of the registration statement, proxy statement and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC at www.sec.gov. The registration statement is available free of charge on Seneca’s website at www.senecabio.com, by contacting Seneca’s Investor Relations by phone at (301) 366-4960, or by electronic mail at investor@senecabio.com. Investors and stockholders are urged to read the registration statement, proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation
Seneca and LBS, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Seneca’s directors and executive officers is included in Seneca’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 27, 2020, and the proxy statement for Seneca’s 2020 annual meeting of stockholders, filed with the SEC on June 24, 2020. Additional information regarding these persons and their interests in the transaction is included in the proxy statement relating to the transaction. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements
This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements related to the timing and results of clinical trials, and other statements that are not historical facts.  Any statements contained in this communication that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements may be identified by the use of words referencing future events or circumstances such as “expect,” “intend,” “plan,” “anticipate,” “believe,” “will,” and similar expressions and their variants.  These forward-looking statements are based upon LBS’s current expectations. Forward-looking statements involve risks and uncertainties, and actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. Except as required by law, LBS expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in LBS’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Leading BioSciences Media Relations Contact:

Darren Opland, Ph.D.

LifeSci Communications

darren@lifescicomms.com

Leading BioSciences Investor Relations Contact:

Corey Davis, Ph.D.

LifeSci Advisors

cdavis@lifesciadvisors.com

Corporate Contact:

Justin Stege, Ph.D.

justin.stege@leadingbiosciences.com